1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                               Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                               No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC September 2008 Sales Report
Hsinchu, Taiwan, R.O.C. — October 9, 2008 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for September 2008: on an unconsolidated basis, sales were NT$28,252 million, a decrease of 8.9 percent from August 2008 and a decrease of 0.9 percent from September 2007. Revenues for January through September 2008 totaled NT$260,941 million, an increase of 17.2 percent compared to the same period in 2007.
On a consolidated basis, net sales for September 2008 were NT$29,315 million, a decrease of 8.0 percent from August 2008 and a decrease of 0.5 percent from September 2007. Revenues for January through September 2008 totaled NT$268,595 million, an increase of 17.4 percent compared to the same period in 2007.
TSMC Sales Report (Unconsolidated):

(Unit: NT$ million)
Net Sales	2008*	2007	Increase (Decrease) %
September	28,252	28,496	(0.9)
January through September	260,941	222,659	17.2

*	Year 2008 figures have not been audited.
TSMC Sales Report (Consolidated):

(Unit: NT$ million)
Net Sales	2008*	2007	Increase (Decrease) %
September	29,315	29,454	(0.5)
January through September	268,595	228,771	17.4

*	Year 2008 figures have not been audited.

TSMC Spokesperson	TSMC Acting Spokesperson:	For Further Information:

Ms. Lora Ho Vice President and CFO Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director, PR Department, TSMC Tel: 886-3-505-5028 Mobile: 886-928-882607 Fax: 886-3-567-0121 E-Mail: jhtzeng@tsmc.com	Mr. Richard C.Y. Chung Technical Manager, TSMC Tel: 886-3-505-5038 Mobile: 886-911-258751 Fax: 886-3-567-0121 E-Mail: cychung@tsmc.com	Mr. Michael Kramer Senior Administrator, TSMC Tel: 886-3-505-6216 Mobile: 886-926-026632 Fax: 886-3-567-0121 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
October 09, 2008
This is to report the changes or status of 1) funds lent to other parties, 2) endorsements and guarantees, and 3) financial derivative transactions for the period of September 2008.
1) Funds lent to other parties (in NT$ thousand)

	Limit of lending	September	Bal. as of period end
TSMC	88,648,113	—	—
TSMC’s subsidiaries	31,743,412	—	—

*	The deviation was due to the fluctuation in currency exchange rate.
2) Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	September	Bal. as of period end
TSMC	110,810,142	—	—
TSMC’s subsidiaries	N/A	—	—
TSMC endorses for subsidiaries		—	—
TSMC’s subsidiaries endorse for TSMC		—	—
TSMC endorses for PRC companies		—	—
TSMC’s subsidiaries endorse for PRC companies		—	—

*	The deviation was due to the fluctuation in currency exchange rate.
3) Financial derivative transactions (in NT$ thousand)
TSMC
Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	19,014,075	17,059,250	—	—
	Mark to Market
	Profit/Loss	(123,079)	(178,580)	—	—
Expired Contracts	Notional Amount	27,662,170	278,287,571	—	—
	Realized Profit/Loss	(418,957)	215,488	—	—
TSMC's subsidiaries
Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	470,655	—	—	—
	Mark to Market
	Profit/Loss	69	—	—	—
Expired Contracts	Notional Amount	4,255,099	—	—	—
	Realized Profit/Loss	(7,583)	—	—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: October 9, 2008	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer